================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                 --------------
                            Kinross Gold Corporation
                                (Name of Issuer)

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                    496902206
                                 (CUSIP Number)
                                 --------------
                                Sharon E. Dowdall
                          Vice President and Secretary
                  Newmont Mining Corporation of Canada Limited
                              Suite 1900, Box 2005
                             20 Eglinton Avenue West
                            Toronto, Ontario M4R 1K8
                                 (416) 480-6480
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)
                                 --------------
                                    Copy to:
                                 Britt D. Banks
                  Vice President, General Counsel and Secretary
                           Newmont Mining Corporation
                               1700 Lincoln Street
                             Denver, Colorado 80203
                                 (303) 837-7414

                               September 12, 2003
             (Date of Event Which Requires Filing of This Statement)
                                 --------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)
                              (Page 1 of 12 pages)

================================================================================

------------------------------                                -----------------
CUSIP No. 496902206                         13D                  (Page 2 of 12)
------------------------------                                -----------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Newmont Mining Corporation

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) []
                                                                         (b) []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                 --------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          [43,230,227] 1
                 --------------------------------------------------------------
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      [43,230,227] 1
                 --------------------------------------------------------------
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      [43,230,227] 1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      [12.8%]2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      HC, CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      1 Included in this figure are the Common Shares reported by Newmont International Pty. Ltd. and Newmont Mining Corporation of Canada Limited on a following cover page. In the Schedule 13D filed on February 10, 2003, and Amendment No. 1 thereto filed on August 5, 2003, it was disclosed that Newmont Canada and Newmont Holdings owned, in the aggregate, 43,238,427 common shares of Kinross. The discrepancy is attributable to differences in the number of common shares of Kinross estimated to be issued to Newmont Canada and Newmont Holdings pursuant to the Combination and the number of common shares of Kinross actually issued to Newmont Canada and Newmont Holdings pursuant to the Combination.

      2 Included in this percentage is the percentage of Common Shares reported by Newmont International Pty. Ltd. and Newmont Mining Corporation of Canada Limited on a following cover page. Upon consummation of the transaction disclosed in this Schedule 13D/A, the Reporting Persons (individually and collectively) will cease to be the beneficial owner of more than five percent of the Common Shares.

------------------------------                                -----------------
CUSIP No. 496902206                         13D                   (Page 3 of 12)
------------------------------                                -----------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Newmont Mining Corporation of Canada Limited

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) []
                                                                         (b) []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                 --------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          42,457,441
                 --------------------------------------------------------------
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      42,457,441
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      [43,230,227] 1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      [12.8%] 2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      HC, CO
-------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!

      1 Included in this figure are the Common Shares reported by Newmont International Holdings Pty. Ltd. on a following cover page. In the Schedule 13D filed on February 10, 2003, and Amendment No. 1 thereto filed on August 5, 2003, it was disclosed that Newmont Canada and Newmont Holdings owned, in the aggregate, 43,238,427 common shares of Kinross. The discrepancy is attributable to differences in the number of common shares of Kinross estimated to be issued to Newmont Canada and Newmont Holdings pursuant to the Combination and the number of common shares of Kinross actually issued to Newmont Canada and Newmont Holdings pursuant to the Combination.


      2 Included in this percentage is the percentage of Common Shares reported by Newmont International Holdings Pty. Ltd. on a following cover page. Upon consummation of the transaction disclosed in this Schedule 13D/A, the Reporting Persons (individually and collectively) will cease to be the beneficial owner of more than five percent of the Common Shares.

------------------------------                                -----------------
CUSIP No. 496902206                         13D                   (Page 4 of 12)
------------------------------                              -------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      Newmont International Holdings Pty. Ltd

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) []
                                                                         (b) []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                 --------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          772,786
                 --------------------------------------------------------------
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      N/A
                 --------------------------------------------------------------
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      772,786
                 --------------------------------------------------------------
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      [43,230,227] 1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      [12.8%]2
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      HC, CO
-------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!

      1 Included in this figure are the Common Shares reported by Newmont Mining Corporation of Canada Limited on a preceding cover page. In the Schedule 13D filed on February 10, 2003, and Amendment No. 1 thereto filed on August 5, 2003, it was disclosed that Newmont Canada and Newmont Holdings owned, in the aggregate, 43,238,427 common shares of Kinross. The discrepancy is attributable to differences in the number of common shares of Kinross estimated to be issued to Newmont Canada and Newmont Holdings pursuant to the Combination and the number of common shares of Kinross actually issued to Newmont Canada and Newmont Holdings pursuant to the Combination.

      2 Included in this percentage is the percentage of Common Shares reported by Newmont Mining Corporation of Canada Limited on a preceding cover page. Upon consummation of the transaction disclosed in this Schedule 13D/A, the Reporting Persons (individually and collectively) will cease to be the beneficial owner of more than five percent of the Common Shares.

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on February 10, 2003, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on August 5, 2003 (as amended, the "Schedule 13D"), with respect to the common shares, no par value (the "Common Shares") of Kinross Gold Corporation, a corporation organized pursuant to the laws of the Province of Ontario, Canada ("Kinross"). Except as specifically provided herein (including the Annexes hereto), this Amendment No. 2 does not modify or supersede any of the information previously reported in the Schedule 13D. Information given in response to one item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Annex A, Annex B and Annex C previously attached to the Schedule 13D are superseded by Annex A, Annex B and Annex C attached to this Amendment No. 2 and incorporated into Item 2 by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended by inserting the following paragraph immediately after the final sentence of the final paragraph thereof:

         By a letter agreement (the "Sale Agreement"), dated September 12, 2003, Newmont Canada agreed to sell 28,000,000 of the 43,230,227 Common Shares of Kinross owned by it and Newmont Holdings to a group of investment dealers co-led by Griffiths McBurney & Partners and RBC Dominion Securities Inc. and including National Bank Financial Inc. and Westwind Partners Inc. (collectively, the "Dealers"), for resale in Canada and on a private placement basis outside of Canada. The net purchase price to be received by Newmont Canada upon consummation of the transaction is US$7.80 per Common Share. Completion of the transaction is scheduled to occur on September 19, 2003. Upon completion of the transaction, Newmont will indirectly own approximately 4.9% of the Common Shares of Kinross and will file a further amendment to the Schedule 13D.

         In the Sale Agreement, Newmont Canada has agreed that after completion of the transaction, (i) on or before December 31, 2003, Newmont Canada will not sell (or announce any intention to sell) any or all of Newmont Canada's remaining Common Shares in Kinross without the prior agreement of the Dealers; and (ii) on or before March 31, 2004, Newmont Canada will grant the Dealers a right of first offer on the sale of any of Newmont Canada's remaining Common Shares in Kinross. These restrictions will not apply to the 772,786 Common Shares in Kinross that are owned by Newmont Holdings.

         The foregoing description is qualified in its entirety by reference to the Sale Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Paragraphs (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(c) On January 31, 2003, the Reporting Persons acquired 43,230,227 Common Shares of Kinross (in the aggregate) in the Combination. See the information contained in Item 4 of this Schedule 13D/A which is incorporated herein by reference.

(e) See the information contained in Item 4 of this Schedule 13D/A, which is incorporated herein by reference. Upon completion of the transaction, the Reporting Persons will promptly file a further Amendment to the Schedule 13D disclosing that they have ceased to be the beneficial owners of more than five percent of the Common Shares of Kinross.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the information contained in Item 4 of this Schedule 13D/A, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1      Joint Filing Agreement*

         Exhibit 99.2 Letter Agreement, dated September 12, 2003, by and among Newmont Mining Corporation of Canada Limited, Griffiths McBurney & Partners, RBC Dominion Securities, Inc., National Bank Financial Inc. and Westwind Partners Inc.

         Exhibit 99.3      Press Release



          * Previously filed

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2003

                                   NEWMONT MINING CORPORATION



                                   By:      /s/ Sharon E. Thomas
                                      ----------------------------------------
                                      Name:  Sharon E. Thomas
                                      Title: Assistant General Counsel and
                                             Assistant Secretary



                                   NEWMONT MINING CORPORATION OF CANADA LIMITED



                                   By:       /s/ Sharon E. Dowdall
                                      -----------------------------------------
                                      Name:  Sharon E. Dowdall
                                      Title: Vice President and Secretary



                                   NEWMONT INTERNATIONAL HOLDINGS PTY. LTD.



                                   By:       /s/ Pauline F. Carr
                                      -----------------------------------------
                                      Name:  Pauline F. Carr
                                      Title: Director

                                     Annex A
                                     -------

         The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Mining Corporation are set forth below. The business address for each person listed below is, unless otherwise noted, c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.



                                             PRESENT PRINCIPAL      ADDRESS OF BUSINESS IN WHICH
        NAME               TITLE               OCCUPATION          PRINCIPAL OCCUPATION CONDUCTED       CITIZENSHIP

Britt D. Banks         Vice President,    Vice President,          See above.                           United States
                       General Counsel    General Counsel and
                       and Secretary      Secretary of Newmont
                                          Mining Corporation

Glen A. Barton         Director           Chairman and Chief       100 NE Adams Street                  United States
                                          Executive Officer of     Peoria, IL 61629-7216
                                          Caterpillar Inc.

Vincent A. Calarco     Director           Chairman, President      199 Benson Road                      United States
                                          and Chief Executive      Middlebury, CT 06749
                                          Officer of Crompton
                                          Corporation

James T. Curry, Jr.    Director           Retired Director and     N/A                                  United States
                                          Retired Chief
                                          Executive Officer of
                                          the Minerals Division
                                          of Broken Hill
                                          Proprietary Company
                                          Ltd.

John A.S. Dow          Executive Vice     Executive Vice           See above.                           New Zealand
                       President and      President of Newmont
                       Managing           Mining Corporation and
                       Director of        Managing Director of
                       Newmont            Newmont Australia
                       Australia Limited  Limited

Stephen Enders         Vice President,    Vice President,          See above.                           United States
                       Worldwide          Worldwide
                       Exploration        Exploration of
                                          Newmont Mining
                                          Corporation

Thomas L. Enos         Vice President,    Vice President of        See above.                           United States
                       International      Newmont Mining
                       Operations         Corporation

Joseph P. Flannery     Director           Chairman, President      70 Great Hill Road                   United States
                                          and Chief Executive      Naugatuck, CT 06770
                                          Officer of Uniroyal
                                          Holding Inc.

David H. Francisco     Executive Vice     Executive Vice           See above.                           United States
                       President,         President, Operations
                       Operations         of Newmont Mining
                                          Corporation

Michael S. Hamson       Director          Chairman of Hamson       Acland Street Corner Entrance        Australia
                                          Consultants              (Rear)
                                                                   195 Walsh Street
                                                                   South Yarra, VIC 3141
                                                                   AUSTRALIA

Bruce D. Hansen        Senior Vice        Senior Vice President    See above.                           United States
                       President and      and Chief Financial
                       Chief Financial    Officer of Newmont



                                      A-1



                                            PRESENT PRINCIPAL      ADDRESS OF BUSINESS IN WHICH
       NAME               TITLE               OCCUPATION          PRINCIPAL OCCUPATION CONDUCTED       CITIZENSHIP

                       Officer            Mining Corporation

David Harquail         President and      Vice President,          See above.                           Canada
                       Managing           Newmont Mining
                       Director,          Corporation and
                       Newmont Capital    Managing Director,
                       Limited            Newmont Capital Limited

Leo I. Higdon, Jr.     Director           President of             Office of the President              United States
                                          Charleston College       College of Charleston
                                                                   66 George Street
                                                                   Charleston, SC 29424

Donald G. Karras       Vice President,    Vice President, Taxes,   See above.                           United States
                       Taxes              of Newmont Mining
                                          Corporation

Pierre Lassonde        Director;          President of Newmont     See above.                           Canada
                       President          Mining Corporation

Thomas P. Mahoney      Vice President     Vice President and       See above.                           United States
                       and Treasurer      Treasurer of Newmont
                       Mining
                       Corporation

Robert J. Miller       Director           Partner, Jones Vargas    Third Floor South                    United States
                                          law firm                 3773 Howard Hughes Parkway
                                                                   Las Vegas, NV 89109-0949

Wayne W. Murdy         Director,          Chairman and Chief       See above.                           United States
                       Chairman and       Executive Officer of
                       Chief Executive    Newmont Mining
                       Officer            Corporation

David W. Peat          Vice President     Vice President and       See above.                           United States
                       and Global         Global Controller of
                       Controller         Newmont Mining
                       Corporation

Richard M. Perry       President and      Vice President of        See above.                           United States
                       Managing           Newmont Mining
                       Director,          Corporation and
                       Newmont USA        Managing Director of
                       Limited            Newmont USA Limited

Robin A. Plumbridge    Director           Retired Chairman of      N/A                                  South Africa
                                          Gold Fields of South
                                          Africa Limited

John B. Prescott       Director           Chairman of Australian   Level 28, 140 William Street         Australia
                                          Submarine Corporation    Melbourne, VIC 3000
                                          Pty Limited              AUSTRALIA

Michael K. Reilly      Director           Retired Chairman of      N/A                                  United States
                                          Zeigler Coal Holding
                                          Company

Carlos Santa Cruz      President and      Vice President of        See above.                           Peru
                       Managing           Newmont Mining
                       Director,          Corporation and
                       Newmont Peru       Managing Director of
                       Limited            Newmont Peru Limited

Seymour Schulich       Director           Chairman of Newmont      Suite 1900, Box 2005                 Canada
                                          Capital Limited          20 Eglinton Avenue West


                                      A-2



                                            PRESENT PRINCIPAL      ADDRESS OF BUSINESS IN WHICH
       NAME               TITLE               OCCUPATION          PRINCIPAL OCCUPATION CONDUCTED        CITIZENSHIP

                                                                   Toronto, ON M4R 1K8
                                                                   CANADA

James V. Taranik       Director           Dean of Mackay School    Department of Geological             United States
                                          of Mines and Regents     Sciences, MS 172
                                          Professor and Arthur     Mackay School of Mines
                                          Brant Chair of           University of Nevada, Reno
                                          Geophysics at the        Reno, NV 89557-0138
                                          University of Nevada,
                                          Reno; and President
                                          Emeritus of Desert
                                          Research Institute of
                                          the University and
                                          Community College
                                          System of Nevada


                                     Annex B
                                     -------

         The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Canada are set forth below. The business address for each person listed below, unless otherwise noted, is c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.


                                            PRESENT PRINCIPAL      ADDRESS OF BUSINESS IN WHICH
      NAME                TITLE               OCCUPATION          PRINCIPAL OCCUPATION CONDUCTED        CITIZENSHIP


Britt D. Banks         Vice President     Vice President,          See above.                           United States
                                          General Counsel and
                                          Secretary of Newmont
                                          Mining Corporation

Sharon E. Dowdall      Vice President     Vice President and       Suite 1900, Box 2005                 Canada
                       and Secretary      Secretary Newmont        20 Eglinton Avenue West
                                          Mining Corporation of    Toronto, ON  M4R 1K8
                                          Canada Limited and       CANADA
                                          Newmont Capital
                                          Limited, Group Legal
                                          Counsel - Canada
                                          Newmont Mining
                                          Corporation

Joseph P. Flannery     Director           Chairman, President      70 Great Hill Road                   United States
                                          and Chief Executive      Naugatuck, CT 06770
                                          Officer of Uniroyal
                                          Holding Inc.

David H. Francisco     Vice President     Executive Vice           See above.                           United States
                                          President, Operations,
                                          of Newmont Mining
                                          Corporation

Bruce D. Hansen        Vice President     Senior Vice President    See above.                           United States
                                          and Chief Financial
                                          Officer of Newmont
                                          Mining Corporation

Leo I. Higdon, Jr.    Director            President of             Office of the President              United States
                                          Charleston College       College of Charleston
                                                                   66 George Street
                                                                   Charleston, SC 29424

Donald G. Karras       Vice President     Vice President, Taxes    See above                            United States
                                          Newmont Mining
                                          Corporation

Pierre Lassonde        Director;          President of Newmont     See above.                           Canada
                       President          Mining Corporation

Wayne W. Murdy         Director;          Chairman and Chief       See above.                           United States
                       Chairman           Executive Officer of
                                          Newmont Mining
                                          Corporation

Thomas P. Mahoney      Vice President     Vice President and       See above                            United States
                       and Treasurer      Treasurer, Newmont
                                          Mining Corporation

Robin A. Plumbridge    Director           Retired Chairman of      See above                            South Africa
                                          Gold Fields of South
                                          Africa Limited



                                      B-1


                                            PRESENT PRINCIPAL      ADDRESS OF BUSINESS IN WHICH
      NAME                TITLE               OCCUPATION          PRINCIPAL OCCUPATION CONDUCTED        CITIZENSHIP

Seymour Schulich       Director           Chairman of Newmont      Suite 1900, Box 2005                 Canada
                                          Capital Limited,         20 Eglinton Avenue West
                                          Director, Newmont        Toronto, ON  M4R 1K8
                                          Mining Corporation       CANADA

James V. Taranik       Director           Dean of Mackay School    Department of Geological             United States
                                          of Mines and Regents     Sciences, MS 172
                                          Professor and Arthur     Mackay School of Mines
                                          Brant Chair of           University of Nevada, Reno
                                          Geophysics at the        Reno, NV 89557-0138
                                          University of Nevada,
                                          Reno; and President
                                          Emeritus of Desert
                                          Research Institute of
                                          the University and
                                          Community College
                                          System of Nevada

H. Geoffrey Waterman   Vice President     Vice President           Suite 1900, Box 2005                 Canada
                                          Newmont Mining           20 Eglinton Avenue West
                                          Corporation of Canada    Toronto, ON M4R 1K8
                                          Limited                  CANADA




                                     Annex C
                                     -------

         The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont International Holdings Pty. Ltd. The business address for each person listed below is c/o Newmont International Holdings Pty. Ltd., 100 Hutt Street, Adelaide, South Australia, AUSTRALIA.


                                              PRESENT PRINCIPAL        ADDRESS OF BUSINESS IN WHICH
        NAME             TITLE                 OCCUPATION             PRINCIPAL OCCUPATION CONDUCTED       CITIZENSHIP

Phillip J. Garrard     Director                Chartered                See above                          Australian
                                               Accountant of
                                               Newmont Australia
                                               Limited

Pauline F. Carr        Director, Company     Company Secretary          See above.                         Australian
                       Secretary             of Newmont
                                             International
                                             Holdings Pty. Ltd.

David W. Godfrey       Company Secretary     Company Secretary          See above.                         Australian
                                             of Newmont
                                             International
                                             Holdings Pty. Ltd

Martin S. Janes        Director              Treasurer, Newmont         See above.                         Australian
                                             Australia Ltd.



                                  EXHIBIT INDEX

     Exhibit No.                        Description
     -----------                        -----------

     Exhibit 99.1       Joint Filing Agreement*

     Exhibit 99.2 Letter Agreement, dated September 12, 2003, by and among Newmont Mining Corporation of Canada Limited, Griffiths McBurney & Partners, RBC Dominion Securities, Inc., National Bank Financial Inc. and Westwind Partners Inc.

     Exhibit 99.3       Press Release


* Previously filed